Via Facsimile and U.S. Mail
Mail Stop 4720

December 11, 2009

Joseph W. Roberts
Executive Vice President and Chief Financial Officer
Max Capital Group Ltd.
Max House
2 Front Street
Hamilton, HM 11
Bermuda

Re: **Max Capital Group Ltd.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed April 1, 2009
      File Number: 000-33047

Dear Mr. Roberts:

      We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures
Part B – Internal Control Over Financial Reporting, page 99

1.   Please revise your Annual Report on Internal Control over Financial Reporting to include the language required by paragraph a(4) of Item 308 of Regulation S-K.

2.   Please disclose any change or state, if true, there were no changes in your internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to paragraph c of Item 308 of Regulation S-K.

Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed April 1, 2009

Item 11. Executive Compensation
Compensation Discussion and Analysis
Base Salary, page 9

3.   We note that you have listed "individual responsibilities and performance expectations" as a factor considered by the company's compensation committee in establishing 2008 base salaries for the named executive officers. To the extent the performance expectations are predefined and communicated to the named executive officers, please provide draft disclosure to be included in your next Compensation Discussion and Analysis section disclosing such performance expectations for each NEO. Also, please confirm that you will discuss the following in your next Compensation Discussion and Analysis section:

- the level of achievement of each of the NEO's individual responsibilities and expectations;
- each NEO's level of achievement of each of the other factors listed on page 9 as considered by the committee; and
- how such levels of achievement ultimately affected the base salary increase awarded to each NEO.

Bonuses, page 10

4.   We note your statement on page 10 that the company's performance versus peer companies and the attainment of strategic objectives are two of the financial metrics evaluated by the compensation committee in making bonus determinations. Please provide draft disclosure to be included in your next Compensation Discussion and Analysis section disclosing each of the strategic objectives considered and confirm that you will discuss the level of achievement

of each of these strategic objectives as well as the company's performance versus peer companies in your next Compensation Discussion and Analysis section.

5.   Please confirm that you will disclose the "company score" and "available pool" in your next Compensation Discussion and Analysis section pertaining to the 2009 fiscal year.

Departmental Performance, page 10

6.   Please provide draft disclosure to be included in your next Compensation Discussion and Analysis section disclosing each of the department-level goals and objectives which affect the allocation of the bonus pool across departments. Also, please confirm that you will discuss in your next Compensation Discussion and Analysis section the level of achievement of each of the objectives and how such achievement affected the available pool for bonus awards to all employees and the specific bonuses awarded to each named executive officer.

Individual Performance, page 11

7.   We note your statement on page 11 that named executive officers' individual performance is assessed based on certain key corporate goals, including each NEO's "personal contribution to short-term and long-term business results" and the "successful execution of key strategic objectives." Please provide draft disclosure to be included in your next Compensation Discussion and Analysis section disclosing each of the named executive officer's key strategic objectives and confirm that you will discuss the level of achievement of each and how such achievement affected compensation awarded. Also, please include a discussion of how the committee evaluates each named executive officer's "personal contribution to short-term and long-term business results."

Certain Relationships and Related Transactions, page 44

8.   Please file as an exhibit the insurance management agreement pursuant to which the company received $800,000 in fees from Grand Central Re in the year ended December 31, 2008.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 with questions on the remaining comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant